J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
c/o J.P. Morgan Securities Inc.
277 Park Avenue
New York, NY 10172
October 22, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. Registration Statement on Form S-1 File No. 333-144405
Ladies and Gentlemen::
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement on Form S-1 as initially filed on July 6, 2007 and (ii) the Preliminary Prospectus dated October 12, 2007, were distributed during the period October 12, 2007 through 5:00 p.m., Washington, D.C. time, October 19, 2007, as follows

Registration Statement	Preliminary Prospectus
—	3,923 to Underwriters and Dealers

3,324 to Institutions

5,458 to Others
     In accordance with Rule 461 of the Act, we hereby join in the request of Ulta Salon, Cosmetics & Fragrance, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Washington, D.C. time, on October 24, 2007, or as soon thereafter as practicable. The undersigned advise that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. Morgan Securities, Inc. Wachovia Capital Markets, LLC Acting severally on behalf of themselves and the several Underwriters By: J.P. Morgan Securities Inc.
By:	/s/ John Bertone
John Bertone
Vice President